UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

Richard F. Farmer

P. O. Box 50725

Eugene, Oregon 97405

541-484-2123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Richard Francis Farmer, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,022,332(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,022,332(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,022,332(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of shares beneficially owned by Dr. Farmer through various trusts of which Dr. Farmer is the trustee.
(2)	This percentage is calculated based on 17,540,241 shares of the Common Stock outstanding as of October 28, 2020, as reported in the Company’s quarterly report on Form 10-Q filed on November 6, 2020.

SCHEDULE 13D/A

Explanatory Note:

This Amendment (as defined below) amends and supplements the Prior Schedule 13D (as defined below). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 3 (this “Amendment”), which amends and supplements the statement on Schedule 13D, filed on October 21, 2016, as amended by Amendment No. 1, filed on January 16, 2018 and Amendment No. 2, filed on February 10, 2020 (together, the “Prior Schedule 13D”), relates to the common stock, $1.00 par value (the “Common Stock”) of Farmer Bros. Co., a Delaware corporation (the “Company”) having its principal executive offices at 1912 Farmer Brothers Drive, Northlake, Texas 76262, beneficially owned by Richard Francis Farmer, Ph.D. (“Dr. Farmer”). The purpose of this Amendment is to report the change in Dr. Farmer’s beneficial ownership of Common Stock resulting from his sales of Common Stock since the date of the Prior Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Dr. Farmer is the beneficial owner and holds sole voting and dispositive power through the Trusts of 1,022,332 shares of Common Stock, representing 5.8% of the 17,540,241 shares of Common Stock outstanding as of October 28, 2020, as reported in the Company’s quarterly report on Form 10-Q filed on November 6, 2020.

The following transactions relating to the Common Stock were effected by Dr. Farmer during the past 60 days, all of which consisted of open market sales:

Date of Sale	Record Holder	Number of Shares of Common Stock	Price Per Share		High and Low Prices Used to Calculate Weighted Average*
11/24/2020	1987 Trust	1,400	$4.67	*	$4.60 to $4.74
12/18/2020	1987 Trust	1	$4.13		—
12/23/2020	1987 Trust	1,800	$4.13		—
12/28/2020	1987 Trust	1,700	$4.21		—
12/29/2020	1987 Trust	1,200	$4.29		—
12/30/2020	1987 Trust	700	$4.33		—
12/31/2020	1987 Trust	1,400	$4.62	*	$4.54 to $4.70
1/6/2021	1987 Trust	1,400	$4.945	*	$4.86 to $5.03
1/14/2021	1987 Trust	900	$5.66		—
1/7/2021	1972 Trust	500	$5.10		—
12/23/2020	1969 Trust	1,500	$4.15		—
12/29/2020	1969 Trust	750	$4.23		—
12/30/2020	1969 Trust	600	$4.39		—
12/31/2020	1969 Trust	600	$4.38		—
1/6/2021	1969 Trust	800	$5.09		—
1/14/2021	1969 Trust	900	$5.69		—
11/16/2020	1964 Trust	2,100	$4.369	*	$4.25 to $4.40
11/19/2020	1964 Trust	1,300	$4.5269	*	$4.50 to $4.55
11/24/2020	1964 Trust	2,100	$4.6757	*	$4.65 to $4.71
12/3/2020	1964 Trust	700	$4.50		—
12/9/2020	1964 Trust	700	$4.37		—
12/17/2020	1964 Trust	700	$4.10		—
12/23/2020	1964 Trust	2,000	$4.10		—

Date of Sale	Record Holder	Number of Shares of Common Stock	Price Per Share		High and Low Prices Used to Calculate Weighted Average*
12/24/2020	1964 Trust	412	$4.18		—
12/28/2020	1964 Trust	1,788	$4.18		—
12/29/2020	1964 Trust	2,400	$4.26		—
12/30/2020	1964 Trust	1,500	$4.324	*	$4.30 to $4.36
12/31/2020	1964 Trust	3,200	$4.6306	*	$4.51 to $4.74
1/5/2021	1964 Trust	600	$4.82		—
1/6/2021	1964 Trust	3,000	$4.98	*	$4.87 to $5.06
1/7/2021	1964 Trust	3	$5.12		—
1/12/2021	1964 Trust	697	$5.12		—
1/13/2021	1964 Trust	900	$6.10		—
1/14/2021	1964 Trust	2,000	$5.685	*	$5.65 to $5.72

*

The Price Per Share for these transactions represents a weighted average price. The reporting person undertakes to provide upon request by the staff full information regarding the number of shares sold at each separate price.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

By:	/s/ Richard Francis Farmer
Richard Francis Farmer